

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

<u>Via E-mail</u>
Ian Toews
Chief Executive Officer
Vampt America, Inc.
2212 Queen Anne Avenue N.
Seattle, Washington 98109

       Re: **Vampt America, Inc. (fka Coronado Corp.)**
                   Form 8-K
                   Filed May 11, 2012
                   Form 10-K for Fiscal Year Ended December 31, 2011
                   Filed March 7, 2012
                   Form 10-Q for Fiscal Quarter Ended June 30, 2012
                   File August 21, 2012
                   File: 000-53998

Dear Mr. Toews:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Reynolds

                        John Reynolds
                        Assistant Director

cc: Jenna Virk, Esq.